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Stolt-Nielsen S.A. Wins Amnesty Agreement Case against the DOJ Antitrust
Division

London, England - November 30, 2007 - Stolt-Nielsen S.A. (OsloBors: SNI) today announced that the antitrust Indictment brought by the Antitrust Division of the U.S. Department of Justice against Stolt-Nielsen S.A., and two of its executives, has been dismissed today by Order of the U.S. District Court for the Eastern District of Pennsylvania.

In a 79-page, fact-based ruling, United States District Judge Bruce W. Kauffman upheld the Amnesty Agreement and dismissed the Antitrust Division's indictment of Stolt-Nielsen S.A. "The [Antitrust] Division has no reasonable basis upon which to void or revoke the Agreement because it has not demonstrated any breach by Stolt-Nielsen or the individual defendants. Accordingly, the Indictment will be dismissed."

Stolt-Nielsen S.A. CEO Niels G. Stolt-Nielsen said "We are pleased that justice has been served".

For further information:

Contacts:   Andrew Hayes/Blanaid Colley
            Hudson Sandler
            UK +44 (0) 20 7796 4133
            Stolt-Nielsen@hspr.com

            Jan Chr. Engelhardtsen
            UK +44 (0) 20 7611 8972
            jengelhardtsen@stolt.com


About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sturgeon and caviar.